PART II - EXHIBIT 12

FORTUNE BRANDS, INC. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in millions)

						Nine Months
						Ended
	Years Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2003

Earnings Available:
Income (loss) from continuing operations before income taxes, minority interest and extraordinary items	$516.4	$(725.2)	$44.0	$491.9	$756.2	$632.4
Less: Excess of earnings over dividends of less than fifty percent owned companies	0.2	0.2	0.2	—	—	0.6
Capitalized interest	—	4.1	0.6	0.1	0.3	0.1

	$516.2	$(720.9)	$43.2	$491.8	$755.9	$631.7

Fixed Charges:
Interest expense (including capitalized interest) and amortization of debt discount and expenses	$105.4	$113.9	$135.6	$100.5	$76.9	$57.0
Portion of rentals representative of an interest factor	17.0	19.0	18.0	17.0	17.5	12.5

Total Fixed Charges	122.4	132.9	153.6	117.5	94.4	69.5

Total Earnings Available	$638.6	$(588.0)	$196.8	$609.3	$850.3	$701.2

Ratio of Earnings to Fixed Charges	5.22	(A )	1.28	5.19	9.01	10.09

(A)	As a result of the loss reported for the year ended December 31, 1999, the Company was unable to cover the fixed charges as indicated.

Included in earnings in 1999 was a second quarter goodwill write-down of $1,126 million. If this write-down was excluded from earnings, the ratio of earnings to fixed charges for the year ended December 31, 1999 would have been 4.05.